Exhibit 99.1

FIREBULL HOLDINGS LIMITED

UNANIMOUS WRITTEN CONSENT OF
SHAREHOLDERS IN LIEU OF A MEETING

Dated as of June 17, 2019

The undersigned, being the shareholders of Firebull Holdings Limited, a company formed under the laws of Hong Kong SAR (the “Company”), acting pursuant to the Company’s Articles of Association do hereby waive all notice of the time, place and purpose of a meeting and hereby consent and agree to the adoption of the following resolutions, with the same force and effect as if made at a duly convened and held meeting of the shareholders:

WHEREAS, the Company owns 5,000,000 shares of Class A ordinary shares (the “Class A Ordinary Shares”) and 5,000,000 shares of Class B ordinary shares (the “Class B Ordinary Shares”) of AGM Group Holdings Inc. (“AGM”);

WHEREAS, pursuant to the Supplement to the Share Purchasing Agreement by and among the Company, its shareholders and Zhentao Jiang dated December 28, 2016, Wenjie Tang has the voting and dispositive power of the 5,000,000 shares of Class A Ordinary Shares beneficially owned by the Company and Zhentao Jiang has the voting and dispositive power of the 5,000,000 shares of Class B Ordinary Shares beneficially owned by the Company;

WHEREAS, Zhentao Jiang tendered his resignation as the Chairman of the Board of AGM on May 16, 2019 and the Board of Directors of AGM approved his resignation, effective on May 19, 2019;

WHEREAS, the shareholders of the Company believe that it is in the best interest of the Company and its shareholders to grant Wenjie Tang the voting and dispositive power of the 5,000,000 shares of Class B Ordinary Shares owned by the Company.

NOW THEREFORE, BE IT

RESOLVED, the shareholders of the Company authorize and approve to grant Wenjie Tang the voting and dispositive power of the 5,000,000 shares of Class B Ordinary Shares owned by the Company.

General Resolutions

RESOLVED, that the proper officers of the Company be, and each of them hereby is, empowered to approve or authorize, as the case may be, such further action and the preparation, execution, and delivery of all such further instruments and documents in the name and on behalf of the Company, and to pay all such expenses and taxes, as in their judgment shall be necessary, proper, or advisable in order to carry out the intent and accomplish the purposes of the foregoing resolutions; and be it further

RESOLVED, that as used in the foregoing resolutions, the term “the proper officers” of the Company shall mean the President, Chief Executive Officer and Chief Financial Officer of the Company, and each of them, and with respect to matters involving only certification, attestation or countersignatures, any Secretary or Assistant Secretary of the Company; and that the proper officers of the Company be, and each of them acting alone hereby is, authorized and empowered, acting in the name and on behalf of the Company, to take such action and to execute and deliver all agreements, documents, and instruments referred to expressly or generally in the preceding resolutions, and any amendments, supplements, or modifications to any of such agreements, documents, and instruments; such actions, agreements, documents, instruments, amendments, supplements, and modifications shall be in such form and substance as the proper officer executing the same may, in his or her sole discretion, deem to be in the best interest of the Company in connection with or arising out of the actions contemplated by the foregoing resolutions; and be it further

RESOLVED, that any and all actions heretofore taken by the directors or the proper officers of the Company on behalf of the Company in furtherance of the actions authorized or contemplated by these foregoing resolutions be, and they hereby are, ratified, affirmed and approved in all respects, including, without limitation, the execution and delivery of any documents and instruments, including amendments, supplements, or modifications thereto as have been necessary or appropriate in order to effectuate the actions contemplated by the foregoing resolutions; and be it further

RESOLVED, that this Unanimous Written Consent of the Shareholders in Lieu of a Special Meeting may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument and that facsimile and PDF signatures shall be deemed to have the same effect as originals; and be it further

RESOLVED, that this Unanimous Written Consent of the Shareholders in Lieu of a Special Meeting shall be filed with the minutes of meetings of the shareholders and shall be treated for all purposes as action taken at a meeting.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned, by affixing its signature hereto, does hereby consent to, authorize and approve the foregoing actions in its capacity as the shareholder of Firebull Holdings Limited.

/s/ Wenjie Tang
Wenjie Tang
Shares Held: 1 ordinary shares (representing 50% of total issued and outstanding)

/s/ Chengchun Zhang
Chengchun Zhang
Shares Held: 1 ordinary shares (representing 50% of total issued and outstanding)